                            MONOGENESIS CORPORATION
                         ANNUAL REPORT TO SHAREHOLDERS
                               December 31, 1996

                            MONOGENESIS CORPORATION

                         AUDITED FINANCIAL STATEMENTS
                         -----------------------------
                               DECEMBER 31, 1996

                                GEORGE E. CLARK
                         CERTIFIED PUBLIC ACCOUNTANT
                             6309 ROSWELL ROAD, NE
                                   SUITE 2-B
                             ALANTA, GEORGIA 30328
                      (404)256-1218 . FAX (404) 256-5634
                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
  and Stockholders
Monogenesis Corporation
Walker, West Virginia


I have audited the accompanying statement of assets and liabilities of Monogenesis Corporation, including the schedule of portfolio investments, as of December 31, 1996, and the related statements of operations, cash flows and changes in net assets for the year then ended, and the selected per share data and ratios for each of the three years in the period then ended. These financial statements and per share data and ratios are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements and per share data and ratios based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Monogenesis Corporation as of December 31, 1996, and the results of its operations, its cash flows, and the changes in its net assets for the year then ended, and the selected per share data and ratios for each of the three years in the period then ended in conformity with generally accepted accounting principles.


                                      /s/ George E. Clark

February 20, 1997


                            MONOGENESIS CORPORATION

                      STATEMENT OF ASSETS AND LIABILITIES
                      -----------------------------------

                               DECEMBER 13, 1996
ASSETS
  Investments in securities, at value-
    identified cost $1.00                               $     306.25
  Cash                                                      1,471.61
                                                        ------------
                               Total assets                 1,777.86
                                                        ------------

LIABILITIES
  Accounts payable                                         20,161.84
  Loans from shareholders                                     281.60
                                                        ------------
                               Total liabilities           20,443.44
                                                        ------------
NET ASSETS
  Net assets (equivalent to $(9.11) per share
      based on 2,050 shares of capital stock
      outstanding) (Note 5)                             $ (18,665.58)
                                                        ============


The accompanying Notes to the Financial Statements are an integral part of this statement.

                           "SEE ACCOUNTANT'S REPORT"


                            MONOGENESIS CORPORATION

                            STATEMENT OF OPERATIONS
                            -----------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996


INVESTMENT INCOME
  Income
    Dividends                                          $     --
    Interest                                                 --
    Other income                                             --
                                                       -----------
                                  Total income               --
                                                       -----------

EXPENSES
  Officer salaries                                           --
  Director's fees                                           500.00
  Professional fees                                      13,473.52
  Custodian, transfer agent and distribution fees         4,664.66
  Other administrative expenses                          16,844.20
  Amortization of organization expenses                   4,430.64
                                                       -----------
                                  Total expenses         39,913.02
                                                       -----------
INVESTMENT INCOME--NET                                  (39,913.02)
                                                       -----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
     (Note 2)
  Net realized gain on investments                           --
  Change in unrealized appreciation of
    investments for the year                                275.05
                                                       -----------
  Net gain on investments                                   275.05
                                                       -----------

NET (DECREASE) IN NET ASSETS RESULTING
    FROM OPERATIONS                                    $(39,637.97)
                                                       ===========

The accompanying Notes to the Financial Statements are an integral part of this statement.

                           "SEE ACCOUNTANT'S REPORT"


                           MONOGENESIS CORPORATION

                           STATEMENT OF CASH FLOWS
                           -----------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
CASH FLOW FROM OPERATION ACTIVITIES
  Net (decrease) in net assets                        $ (39,637.97)
Adjustments to reconcile net (decrease) in net
  assets resulting from operations to net cash
  provided by operating activities
     Amortization of organization costs                   4,430.64
     Increase in unrealized appreciation of
        investment securities                              (275.05)
     Increase in accounts payable                         4,664.80
                                                       -----------

       Net cash provided by (used in)
        operating activities                            (30,817.58)

CASH FLOWS FROM FINANCING ACTIVITIES                         --

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from capital stock transactions
        and loans from stockholders                      10,281.60
                                                       -----------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS             (20,535.98)

     CASH BALANCE, BEGINNING OF YEAR                     22,007.59
                                                       -----------

CASH BALANCE, END OF YEAR                              $  1,471.61
                                                       ===========


The accompanying Notes to the Financial Statements are an integral part of this statement.

                           "SEE ACCOUNTANT'S REPORT"


                            MONOGENESIS CORPORATION

                      STATEMENT OF CHANGES IN NET ASSETS
                      ----------------------------------

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                        1996          1995
                                                     -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
   Investment income--net                            $(39,913.02)  $ 4,258.70
   Net realized gain on investments                         -            -
   Change in unrealized appreciation                      275.05       (55.80)
                                                     -----------   ----------
     Net increase in net assets
       resulting from operations                      (39,637.97)    4,202.90

CAPITAL SHARE TRANSACTIONS                             10,000.00        70.00
                                                     -----------   ----------
     Net increase (decrease)
       in net assets                                 (29,637.97)     4,272.90

NET ASSETS
  Beginning of the year                               10,972.39      6,699.49
                                                    -----------    ----------
  End of year                                       $(18,665.58)   $10,972.39
                                                    ===========    ==========









The accompanying Notes to the Financial Statements are an integral part of this statement.

                           "SEE ACCOUNTANT'S REPORT

                            MONOGENESIS CORPORATION

          SUPPLEMENTARY INFORMATION--STATEMENT OF CHANGES IN SURPLUS
          ----------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996

                       COMMON     PAID-IN      ACCUMULATED
                       STOCK      CAPITAL        DEFICIT           TOTAL
                       ------    ----------    -----------       ----------
Balance at
  beginning of year    $22.31    $79,295.47    $ (68,375.59)     $10,942.19



Additional stock
  issued                  .10                                           .10

Stock cancelled         (1.91)         1.91

Additional capital
  contributed                      9,999.90                        9,999.90

Net income (loss)                                (39,913.02)     (39,913.02)
                       ------    ----------    ------------     -----------
Balance at
  end of year          $20.50    $89,297.28    $(108,288.61)    $(18,970.83)
                       ======    ==========    ============     ===========

                           "SEE ACCOUNTANT'S REPORT"

                            MONOGENESIS CORPORATION

          SUPPLEMENTARY INFORMATION--SELECTED PER SHARE DATA AND RATIOS

                                       1996              1995          1994
                                      -------           ------        -------
PER SHARE DATA

Investment income                     $     -           $11.20        $     -

Expenses                                19.03             9.30          18.74
                                      -------           ------        -------

Investment income--net                 (19.03)            1.90         (18.74)

Additional contributions                 4.88              .03          21.54
Distributions from
 investment income--net                   -                -              -
Net realized & unrealized
  gain (loss) on securities               .13             (.02)          (.55)
Distributions from realized
  gains on securities                     -                -              -
                                      -------           ------        -------
Net increase/decrease in
  net asset value                      (14.02)            1.91           2.25
Net asset value:
  Beginning of year                      4.91             3.00            .75
                                      -------           ------        -------
  End of year                         $ (9.11)          $ 4.91        $  3.00
                                      =======           =======       =======
Per share market value,
  End of period                       $     -           $    -        $     -
                                      =======           =======       =======

Total investment return                     -                -             -
                                      =======           =======       =======
RATIOS
  Ratio of expenses to
    average net assets (%)                  -               235          4600

  Ratio of investment
    income--net to
    average net assets (%)                  -                48             -

  Portfolio turnover ratio                  -                 -             -

                         "SEE ACCOUNTANT'S REPORT"

                            MONOGENESIS CORPORATION

                           INVESTMENTS IN SECURITIES
                           -------------------------

                               DECEMBER 31, 1996

                                         Number
                                        of shares                   Value
                                        ---------                   -------
COMMON STOCKS - 100%

  Health care - 100%

    Meda, Inc.                            350                       $306.25
                                                                    =======







The accompanying Notes to the Financial Statements are an integral part of this statement.

                           "SEE ACCOUNTANT'S REPORT"

                            MONOGENESIS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                         ----------------------------
                               DECEMBER 31, 1996

(1) SIGNIFICANT ACCOUNTING POLICIES
    -------------------------------

     Monogenesis Corporation (the Company) is registered under the Investment Company Act of 1940 as a nondiversified management investment company. The Company's investment objectives as well as the nature and risk of its investment transactions are set forth in the Company's registration statement.

     Amortization--Organizational costs are amortized using the straight-line method over a sixty month period.

     Accrual of expenses--It is the Company's policy to accrue items of expense recognized in the current period, but not paid until the subsequent period.

     Security valuation--Investments in securities in ensuing public companies are originally valued at cost until such time as the securities are publicly traded. Securities traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation. Other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

     Security transaction and investments income--Investment transactions are accounted for on the trade date. Gain or loss on sales of securities and options is determined on the basis of identified cost. Dividend income and distributions to shareholders are recognized on the ex-dividend date, and interest income is recognized on the accrual basis.

     Federal income taxes--The Company does not qualify for the preferred tax treatment of dividends paid to stockholders afforded by Subchapter M of the Internal Revenue Code to most regulated investment companies. No provision for income taxes is required for this year as the net investment loss exceeded realized gain on sales of securities.

                           "SEE ACCOUNTANT'S REPORT"

                            MONOGENESIS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                               DECEMBER 31, 1996


(2)  INVESTMENT TRANSACTIONS
     -----------------------

     Purchases and sales of portfolio securities during the year were $0 and $0, respectively. Net income on investments for the year ended December 31, 1996 1996, was $275.05. That amount represents the net increase in value of the investments held during the year. All investment decisions are made by the Company's President. Purchases, when they occur, are made from funds generated through additional contributions to Paid-In Capital.

(3)  DIVIDENDS
     ---------

     The Company paid no dividends during the year. The Company only distributes property dividends of stock that it acquires in ensuing public companies. Such acquisitions of stock are made from Paid-In capital; therefore, ensuing stock dividends are charged to Paid-In Capital.

(4)  OFFICER/DIRECTOR COMPENSATION
     -----------------------------

     The Company paid no officer salaries during the year. $500 in director fees were paid to one director.

(5)  CAPITAL SHARE TRANSACTIONS
     --------------------------

     As of December 31, 1996, there were 3,000 shares of $.01 par value stock authorized, 2,050 shares issued and outstanding, and Paid-In Capital aggregated $89,297.28.


                           "SEE ACCOUNTANT'S REPORT"

                                GEORGE E. CLARK
                          CERTIFIED PUBLIC ACCOUNTANT
                             6309 ROSWELL ROAD, NE
                                   SUITE 2-B
                            ATLANTA, GEORGIA 30328
                      (404) 256-1218 . FAX (404) 256-5634

February 21, 1997

Board of Directors
  and Stockholders
Monogenesis Corporation
Walker, West Virginia

In planning and performing my audit of the financial statements of Monogenesis Corporation for the year ended December 31, 1996, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on the internal control structure.

The management of Monogenesis Corporation is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure

Board of Directors
February 21, 1997



elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses above as of December 31, 1994.

This report is intended solely for the information and use of management and the Securities and Exchange Commission.



/s/ George E. Clark
-------------------------------
    George E. Clark
    Certified Public Accountant